October 18, 2005


Mr. Robert J. Waters
Senior Vice President and Chief Financial Officer of EnerMark Inc. Enerplus Resources Fund
The Dome Tower
3000, 300 - 7th Avenue S.W.
Calgary, Alberta, Canada  T2P 2Z1

	Re:	Enerplus Resources Fund
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
		File No. 1-15150

Dear Mr. Waters:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 1(k) - Accounting for Unit Based Compensation, page 76

1. We note your response to our prior comment 1 and disagree with your conclusions. The Staff believes that, given your particular circumstances, it is possible to reasonably estimate the fair value of the instruments in your plan. Accordingly, the provisions in SFAS 123, paragraphs 21 and 22, which allow for use of the intrinsic value under certain circumstances, do not apply in your case.

In order to help us understand how you intend to transition to the fair value method, please provide us with an analysis that addresses the materiality, on a period by period basis, of the differences between the intrinsic method that you used and the fair value method as it would have been applied had you begun using it since your adoption of SFAS 123. In addition to a quantitative analysis, we would expect your analysis to consider the qualitative factors outlined in SAB Topic 1:M. Please also include a description of how you intend to effect the transition and your draft disclosure.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Sandy Eisen at (202) 551-3864 or me at (202)
551-
3684 if you have questions regarding these comments.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Sandy Eisen
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Mr. Robert J. Waters
Enerplus Resources Fund
October 18, 2005
page 2




UNITED STATES
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